Exhibit 99.2

Press Release

Sanofi in discussions to sell a controlling stake in Opella

Paris, October 11, 2024. Sanofi today announces that the company has entered into negotiations with CD&R for the potential sale of a 50% controlling stake in Opella, its consumer healthcare business.

Should these discussions lead to a positive outcome, any agreement would be subject to the completion of the necessary social processes.

Further updates on the potential separation of Opella will be provided in due course, when a decision is made.

Headquartered in France, Opella employs over 11,000 people, operates in 100 countries, and manages 13 best-in-class manufacturing sites and four research and innovation centers. With a portfolio of 100 leading brands, including Allegra, Doliprane, Novanight, Icy Hot, and Dulcolax, Opella is the world’s third-largest company in the over the counter and vitamins, minerals, and supplements market, serving more than half a billion consumers worldwide.

Opella’s journey to independence aligns with Sanofi’s strategy to focus on innovative medicines and vaccines. Opella already operates today as a standalone business unit within Sanofi, with dedicated resources for R&D, production, digital, and with its own sustainability roadmap. Opella is now a leading company in its sector, focused on brands and consumer-oriented, and achieved 6.3% sales growth at constant exchange rates in 2023.

About Sanofi

We are an innovative global healthcare company, driven by one purpose: we chase the miracles of science to improve people’s lives. Our team, across the world, is dedicated to transforming the practice of medicine by working to turn the impossible into the possible. We provide potentially life-changing treatment options and life-saving vaccine protection to millions of people globally, while putting sustainability and social responsibility at the center of our ambitions.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY.

Media Relations

Sandrine Guendoul | + 33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Nicolas Obrist | + 33 6 77 21 27 55 | nicolas.obrist@sanofi.com

Léo Le Bourhis | + 33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | + 33 6 70 93 71 40 | victor.rouault@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Investor Relations

Thomas Kudsk Larsen |+ 44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | + 33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Arnaud Delépine | + 33 6 73 69 36 93 | arnaud.delepine@sanofi.com

Felix Lauscher | + 1 908 612 7239 | felix.lauscher@sanofi.com

Keita Browne | + 1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | + 33 7 85 93 30 17 | nathalie.pham@sanofi.com

Tarik Elgoutni | + 1 617 710 3587 | tarik.elgoutni@sanofi.com

Thibaud Châtelet | + 33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

1/2

Forward-looking statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, business transformations, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “potential”, “outlook”, “guidance” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in negotiations, including the ability to negotiate and reach an agreement on the terms, conditions, and modalities of a possible transaction, to conclude and complete a possible transaction and/or obtain regulatory clearances, and other risks associated with volatile economic, market and political conditions. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2023. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

All trademarks mentioned in this press release are the property of the Sanofi group.

2/2